Management’s Discussion and Analysis

For the Second Quarter Ended June 30, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or the “Company”) is dated August 14, 2009 and provides an analysis of the Company’s unaudited financial results for the second quarter ended June 30, 2009 compared to the same period in the previous year. All amounts are presented in U.S. dollars, unless stated otherwise.

The following information should be read in conjunction with the Company’s June 30, 2009 unaudited consolidated financial statements and related notes, the 2008 annual management’s discussion and analysis and the audited consolidated financial statements and related notes for the year ended December 31, 2008, which has been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently applied in the preparation of these financial statements.

Change in Reporting Currency

Prior to 2009 the Company’s consolidated financial statements were reported in Canadian dollars. Effective January 1, 2009, the Company changed its reporting currency from Canadian dollars to U.S. dollars. As a result of the change in reporting currency, the Company is required to restate all comparative amounts to U.S. dollars by translating the assets and liabilities using the current rate method. Under this method the assets and liabilities are translated into U.S. dollars at the United States/Canadian dollar exchange rate in effect at the end of each prior reporting period, the income statement translated using the average rate for the year and shareholders’ equity translated at historical rates. This change in reporting currency is reflected in Accumulated Other Comprehensive Income, a component of shareholders’ equity.

The effect of the change in reporting currency on the December 31, 2008 consolidated financial statements was a $171,104 adjustment to accumulated other comprehensive income.

Restatement

Effective January 1, 2009, the Company changed its reporting currency from Canadian dollars to U.S. dollars. During the process of translating the consolidated financial statements to U.S. dollars for the first three quarters of 2008, the Company had determined that for the second quarter of 2008 it had incorrectly capitalized $262,804 (YTD - $1,071,914) of Asarco litigation costs, expensed $375,847 (YTD - $375,847) of Rosemont salaries and related benefits and expensed $961,552 (YTD - $1,494,097) of Rosemont drilling costs. These errors were subsequently corrected on the Company’s annual consolidated financial statements for the year ended December 31, 2008.

The effect of this restatement on the Company’s consolidated financial statements for the second quarter ended June 30, 2008 is summarized as follows:

Consolidated Statements of Operations

	Three months ended June 30, 2008			Six months ended June 30, 2008
	Previously			Previously
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
Loss from operations	$(3,285,399)	$1,074,595	$(2,210,804)	$(6,002,717)	$798,030	$(5,204,687)
Net loss for the period	$(3,827,093)	$1,074,595	$(2,752,498)	$(5,861,596)	$798,030	$(5,063,566)

Consolidated Statements of Cash Flows

	Three months ended June 30, 2008			Six months ended June 30, 2008
	Previously			Previously
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
Cashflow used in operating activities	$(2,796,683)	$1,074,595	$(1,722,088)	$(5,743,540)	$798,030	$(4,945,510)
Cashflow used in investing activities	$(10,861,155)	$(1,074,595)	$(11,935,750)	$(17,441,751)	$(798,030)	$(18,239,781)

The Company’s shares are listed on the Toronto Stock Exchange and NYSE Amex under the symbol “AZC” and on the Frankfurt Stock Exchange under the symbol “A5R”. Additional information related to Augusta is available on the Company’s website at www.augustaresource.com or on SEDAR at www.sedar.com.

Description of the Business

Augusta and its wholly owned subsidiary, Rosemont Copper Company are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta holds a 100% interest in the Rosemont copper project (“Rosemont”). Rosemont is in the development stage and is thus non-producing and consequently does not generate any operating income or cash flows from operations. Augusta depends entirely on equity and debt capital to finance its activities.

Rosemont is comprised of approximately 15,000 acres (6,070 hectares) of patented and unpatented claims, fee land and leased grazing ranchland. Rosemont is approximately 50 kilometers southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit proven copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Augusta delivered a mineral resource estimate for Rosemont in the first quarter of 2007 and completed a final Feasibility Study in August 2007. This feasibility was updated in January 2009 as amended (the “Updated Feasibility Study”).

Recent Developments

  Completes Cdn$5 million private placement

  Economic Impact Study completed by Arizona State University as commissioned by the Arizona Department of Mines and Mineral Resources

  Receipt of State approval for Rosemont Reclamation Plan

  Signing of a Mine Fleet Truck Purchase and Finance Agreement

  Announces a Cdn$25 million bought deal financing

On April 17, 2009, the Company completed a non-brokered private placement of 3,350,000 units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$5,025,000 with Kestrel Holdings Ltd, a private holding company 100% held by Vancouver mining entrepreneur Ross Beaty. Each unit consists of one common share and one non-transferable share purchase warrant exercisable into one common share at a price of Cdn$2.30 per common share until April 17, 2010.

On July 7, 2009 Arizona State University published an economic impact study that concluded the Rosemont mine will generate more than $745 million a year in economic benefits to Pima and Santa Cruz counties over its 20-year mine life. According to the study, the Rosemont mine is also expected to add an average of $82 million per year during the construction phase as well as residual benefits of $75 million annually five years after the mine shuts down. The study was commissioned by the Arizona Department of Mines and Mineral Resources and was done by the Seidman Research Institute at Arizona State University’s W.P. Carey School of Business.

On July 15, 2009, Rosemont Copper Company received a written notification from the Arizona State Mine Inspector that the Rosemont Copper Project Mined Land Reclamation Plan has been approved. The Rosemont reclamation plan calls for reclamation to begin after the first year of production and continues concurrently throughout the life of the mine. Rosemont has contracted with the University of Arizona to study which native plants will re-vegetate most quickly to support the habitat, and to date that work has been limited to greenhouse research. With the approval by the Mine Inspector of the reclamation plan, these studies can now include construction of test plots on the site to evaluate the greenhouse re-vegetation results into the real setting in which they will be utilized.

On July 21, 2009, Rosemont Copper Company signed an agreement with Empire Southwest LLC (“Empire”), a Caterpillar dealership headquartered in Mesa, Arizona, to purchase 23 Caterpillar 793F haulage trucks and other related equipment for its 100% owned Rosemont Copper project. The trucks and other mining equipment purchases will be financed through capital lease agreements with Caterpillar Financial Services Corporation for up to $100 million. The contract value with Empire is approximately $82.2 million for the 23 trucks, with delivery to begin in late 2010 and early 2011. This equipment-based financing initiates the execution phase of the Company’s project financing strategy for the development of the Rosemont property that will also include other equipment-based leasing, concentrate off-take financing and senior debt financing.

On July 27, 2009, the Company entered into a bought deal financing (the “Offering”) with a syndicate of underwriters led by Wellington West Capital Markets Inc. for the issuance of 12,380,000 common shares at a price of Cdn$2.02 per common share for gross proceeds of Cdn$25,007,600. The Company also granted the underwriters an over-allotment option, for a period of 30 days following the closing of the Offer, to purchase up to an additional 1,857,000 common shares at a price of Cdn$2.02 per common share. If the underwriters fully exercise the over-allotment option, Augusta will receive additional gross proceeds of Cdn$3,751,140. A preliminary short form prospectus has been filed under the multi-jurisdictional disclosure system relating to the public Offering in the United States and Canada. The closing of the Offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals, and closing is expected to occur in the third week of August 2009. The underwriters are paid a cash commission equal to 5% (Cdn$1,437,937) for the gross proceeds of the Offering and compensation options entitling the underwriters to purchase an additional 3% (maximum 427,110 common shares) of the Offering at a price of Cdn$2.19 per share exercisable in whole or in part for a twelve month period following the closing of the Offering.

Financial review and results of operations

Due to the change to U.S. dollar reporting, the 2008 comparable figures, which have previously been reported in Canadian dollars, have been translated to U.S. dollars using the average USD/CAD exchange rate in effect for the quarter.

	Three months ended June 30,
	2009	2008	Change
Expenses		(Restated)
Salaries and benefits	$388,457	$185,212	$(203,245)
Stock-based compensation	180,711	489,299	308,588
Legal, Accounting and Audit	392,668	694,143	301,475
Travel	29,850	84,418	54,568
Consulting and Advisory services	19,526	412,510	392,984
Filing and Regulatory fees	31,043	34,813	3,770
Recruiting fees	-	34,608	34,608
Office and Administration	60,046	78,049	18,003
Rent	33,373	30,131	(3,242)
Investor Relations	28,267	25,141	(3,126)
Directors' fees	29,581	63,790	34,209
Insurance	48,386	53,365	4,979
Membership and Conferences	6,543	-	(6,543)
Amortization	29,473	15,509	(13,964)
Fiscal and Advisory services	1,839	9,816	7,977
Loss from operations	(1,279,763)	(2,210,804)	931,041
Interest and other income (expenses)	179,198	(97,741)	276,939
Other expenses	(184,579)	(193,613)	9,034
Foreign exchange gains (losses)	412,488	(200,424)	612,912
Interest and finance charges	(19,522)	(49,916)	30,394
Net loss for the period	$(892,178)	$(2,752,498)	$1,860,320

For the three months ended June 30, 2009, the Company reported a net loss of $892,178 or $0.01 loss per share compared to a restated net loss of $2,752,498 or $0.03 loss per share for the same period in 2008. The lower net loss for this quarter compared to the same period in 2008 was due to cost cutting initiatives, lower legal fees relating to the Asarco lawsuit, lower financial advisory services, the capitalization of stock compensation expense of Rosemont project employees that were previously expensed and foreign exchange gains realized on conversion of Canadian denominated cash into U.S. dollars.

For the six months ended June 30, 2009, the Company reported a net loss of $2,445,361 or $0.03 loss per share compared to a net loss of $5,063,566 or $0.06 loss per share for the same period in 2008. The lower net loss for the period was due primarily to lower legal fees as the Asarco lawsuit had settled in the first quarter of 2009, lower consulting and financial advisory services and cost cutting initiatives.

Operating expenses decreased $931,041 or 42% during the second quarter to $1,279,763 compared to $2,210,804 for the same period in 2008. The decrease in operating expenses during the quarter compared to the same period in 2008 is due to the following:

Salaries and benefits increased $203,245 or 110% to $388,457 for the second quarter due to primarily to the capitalization of additional $158,972 in project salaries to development costs in second quarter of 2008 compared to 2009 which resulted in a lower than normalized salaries expense for the quarter.

For the six months ended June 30, 2009, salaries and benefits decreased $96,182 or 9% to $955,192 compared to $1,051,374 for the same period in 2008. The decrease in salaries and benefits was due to capitalization of project salaries and two fewer executive positions that was filled from within the organization

Legal, Accounting and Audit fees decreased $301,475 or 43% to $392,668 due to lower legal fees relating to the settlement of the Asarco lawsuit in the first quarter of 2009 and less transaction related work compared to the second quarter of 2008. These lower expenditures were partially offset by higher audit fees in 2009.

For the six months ended June 30, 2009, legal, accounting and audit fees decreased 67% to $560,440 compared to $1,681,605 for the same period in 2008.

Consulting and Advisory services consists of tax advisory, Sarbanes Oxley and other professional services provided to the Company. Consulting and advisory services decreased $392,984 or 95% to $19,526 due to fewer external consulting services rendered during the quarter. Consulting services during the same period in 2008 comprised of tax advisory relating to mergers and acquisitions activity, compensation review services, financial advisory services and ongoing Sarbanes Oxley compliance costs.

For the six months ended June 30, 2009, consulting and advisory services decreased $489,183 or 91% to $49,555 compared to $538,738 for the same period in 2008.

Interest and other income (expenses) consist of revenue from ranching activities, interest earned on its investment and interest accretion on long-term receivable and other expenses. Interest and other income increased $276,939 or 183% to $179,198 during the quarter compared to a net expense of $97,741 for the same period in 2008. This increase was due to higher accretion income on the long-term receivable coupled with a negative $309,147 fair value adjustment in the second quarter of 2008 on the non-cash portion of the consideration paid by Ely Gold & Minerals Inc. (“Ely Gold”) for the sale of certain mineral properties to Ely that closed in the first quarter 2008. Interest income and revenue from ranching activities were minimal this quarter compared to the same period in 2008 due to lower cash balances.

For the six months ended June 30, 2009, interest and other income (expenses) decreased $102,001 or 20% to $403,643 compared to $505,644 for the same period in 2008. This decrease was due to a $233,922 decrease in interest income and partially offset by higher non-cash interest accretion income on the long-term Ely receivable compared to the same period in 2008. The interest accretion began in March 2008 following the sale of certain mineral properties to Ely at the end of February 2008.

Quarterly information

Selected financial information for each of the eight most recently completed quarters are as follows:

	Interest and
	other		Net loss per
	income, net	Net loss	share

Q2 2009	$179,198	$(892,178)	$(0.01)
Q1 2009	$224,444	$(1,553,183)	$(0.02)
Q4 2008	$(367,416)	$(3,370,923)	$(0.04)
Q3 2008 (restated)	$11,675	$(3,094,093)	$(0.04)
Q2 2008 (restated)	$(97,741)	$(2,752,498)	$(0.03)
Q1 2008 (restated)	$603,385	$(2,311,068)	$(0.02)
Q4 2007	$308,678	$(3,601,623)	$(0.04)
Q3 2007	$342,897	$(1,900,655)	$(0.02)

Rosemont project

During the second quarter work continued on the permitting process and basic engineering. The civil engineering design work remained a priority for the quarter to support and ensure that the permitting schedule remains on track for completion. The site layout has now been finalized and a 3D design for the grinding circuit is being used to firm up the inside layout of the building. The mill and flotation buildings were moved to take advantage of the existing ground contours, which will result in significant savings in cut and fill volumes.

The dry stack tailings testwork, conducted by various filter vendors, was completed during the second quarter. The results of the testwork indicated that the recommended filters are plate and frame pressure filters. The engineering design will focus in this direction in conjunction with the related materials handling equipment.

The Company continues with the federal, state, and local regulatory approval process. The process relies on completion of an Environmental Impact Statement which is being managed by the United States Forest Service (the “Forest Service”). The approval process is expected to be completed over the next twelve months with a Record of Decision (“ROD”) scheduled for July 2010. The ROD will be issued by the Forest Service and Bureau of Land Management for mining activities on public land and the Army Corps of Engineers for project activities below the high water line of waters of the United States. Other permits include the following:

  The Aquifer Protection Permit issued by the Arizona Department of Environmental Quality that sets the standards so that operations protect the quality of groundwater;

  The Air Permit that will be issued by the Pima County Department of Environmental Quality which will set requirements for dust control and protection of air quality; and

  The Arizona Corporation Commission approval of the power supply to the mine.

Additional work to complete the groundwater permitting and Environmental Impact Study resulted in $740,985 spent during the second quarter while $2,010,040 was spent on engineering design work.

On July 15, 2009, the Company received a written notification from the Arizona State Mine Inspector that the Rosemont Copper Project Mined Land Reclamation Plan has been approved. The Rosemont reclamation plan calls for reclamation to begin after the first year of production and continues concurrently throughout the life of the mine. Rosemont has contracted with the University of Arizona to study which native plants will re-vegetate most quickly to support the habitat, and to date that work has been limited to greenhouse research. With the approval by the Mine Inspector of the reclamation plan, these studies can now include construction of test plots on the site to evaluate the greenhouse re-vegetation results into the real setting in which they will be utilized.

Liquidity and Capital Resources

The Company has no revenues from operations and does not expect to generate any revenues from operations in the foreseeable future. The Company’s planned activities for 2009 and 2010 anticipate significant Rosemont Project expenditures exceeding its current cash reserves. The Company will require additional capital to fund its business activities, including permitting and development expenditures, land purchases and deposits on long lead time mining equipment. The funds required for the planned activities in 2009 and 2010 are expected to be raised through the recently announced Offering (Note 13 (c)) and additional debt and equity financings, and possibly through joint ventures, producing sharing arrangements or other means. Recent upheavals in financial markets worldwide could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet it ongoing obligations on a timely basis or to raise the additional funds that it requires could result in the delay or indefinite postponement of further exploration and development of its property or the loss or substantial dilution of its property interest (as existing or as proposed to be acquired).

As at June 30, 2009 the Company had $1,222,498 cash and cash equivalents, which decreased $6,340,692 since the beginning of the year. The Company had spent $257,152 on operating activities during the three month period ended June 30, 2009 compared to $2,097,935 for the same period in 2008. During the second quarter, the Company reclassified the $40,000,000 Sumitomo loan facility (“Loan Facility”) plus accrued interest of $1,170,018 to current liabilities as this loan facility will become due on June 17, 2010. As a result, the Company had a working capital deficit of $42,976,069, a decrease of $48,033,143 since the beginning of the year.

During the three months ended June 30, 2009, the Company drew down the remaining $228,053 from the Loan Facility to pay for a scheduled $478,000 deposit on a crusher. For the year, the Company drew $9,236,061 from the Loan Facility. At June 30, 2009, the loan facility has been fully drawn at $40,000,000 plus accrued interest of $1,170,018. Substantially all of the accrued interest in the second quarter was capitalized to the equipment’s carrying value or deferred development costs.

The Company completed a non-brokered private placement during the second quarter by issuing 3,350,000 units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$5,025,000 (net proceeds - Cdn$4,756,010). Each unit consists of one common share and one non-transferable share purchase warrant exercisable at Cdn$2.30 per warrant for a one year period and expires on April 17, 2010. The common shares are subject to a four month hold period.

A finder’s fee consisting of cash of $206,858 (Cdn$251,250) and 67,000 units with the same terms as the 3,350,000 units have a fair value of $93,361 (common shares - $88,340; share purchase warrants - $5,021). In total, the Company incurred $346,467 of costs relating to this private placement have been charged to share issue costs.

On July 27, 2009, the Company entered into a bought deal financing (the “Offering”) with a syndicate of underwriters led by Wellington West Capital Markets Inc. (the “Underwriters”) for the issuance of 12,380,000 common shares at a price of Cdn$2.02 per common share for gross proceeds of Cdn$25,007,600. The Company also granted the Underwriters an over-allotment option, exercisable at anytime, in whole or in part, for a period of 30 days following the closing of the Offer, to purchase up to an additional 1,857,000 common shares at a price of Cdn$2.02 per common share. On August 7, 2009 the Underwriters provided notice to Augusta exercising the over-allotment option in full for additional gross proceeds to Augusta of Cdn$3,751,140. The closing of the Offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals, and is expected to occur in August 2009. On closing the Underwriters will be paid a cash commission equal to 5% (Cdn$1,437,937) of the gross proceeds of the Offering and compensation options entitling the underwriters to purchase up to an additional 3% (maximum 427,110 common shares) of the Offering at a price of Cdn$2.19 per share exercisable in whole or in part for a twelve month period following the closing of the Offering.

For the three months ended June 30, 2009, the Company had spent $4,187,436 (YTD - $7,287,811) on permitting, engineering and environmental activities at Rosemont and $322,476 on capital asset purchases.

The Company has no off-balance sheet arrangements.

The following table lists the known contractual obligations as at June 30, 2009:

	< 1 year	1 - 3 years	> 3 years	Total

Accounts payable and accrued liabilities	$4,436,603	$-	$-	$4,436,603
Note and loan facility (1)	41,726,963	934,650	-	42,661,613
Long-lead equipment purchases (2)	-	109,107,569	-	109,107,569
Asarco production payment	-	2,600,000	-	2,600,000
Operating lease obligations	150,573	165,920	-	316,493
Engineering, procurement and
Construction management (3)	-	52,678,497	-	52,678,497
	$46,314,139	$165,486,636	$-	$211,800,775

(1) $2,223,720 promissory note for the purchase of 53 acre parcel land, south of Tucson for a well field, pump station, and a possible water recharge location. The promissory note bears interest at 8% per annum and requires 5 equal instalments of $556,945 on the February 20 anniversary date, commencing in February 2008. Also, the $40,000,000 Sumitomo loan facility plus accrued interest matures on June 17, 2010 and has been classified as a current liability.

(2) The Company has signed agreements and letter awards for long-lead equipment purchases. Provisions in the agreements allow the Company, under certain circumstances, to assign, transfer or sell the contracts to third parties. In the event Augusta does not make the necessary instalment payments through to completion of the contracts the amount paid as deposits on long-lead equipment are not refundable. Refer to Note 17 of the December 31, 2008 audited annual consolidated financial statements for further information on the long-lead equipment purchases.

(3) Represents engineering, procurement and construction management services contract awarded to M3 Engineering & Technology Corporation for the Rosemont project.

On July 21, 2009, Rosemont Copper Company signed an agreement with Empire Southwest LLC (“Empire”), a Caterpillar dealership headquartered in Mesa, Arizona, to purchase 23 Caterpillar 793F haulage trucks and other related equipment for its 100% owned Rosemont Copper project. The trucks and other mining equipment purchases will be financed through capital lease agreements with repayment terms not to exceed six years and a floating rate of USD 3-month LIBOR plus 2.75% margin with Caterpillar Financial Services Corporation for up to $100 million. The contract value with Empire is approximately $82.2 million for the 23 trucks, with delivery to begin in late 2010 and early 2011 along with a $250,000 deposit for each truck that is due within 150 days prior to the estimated delivery date for each truck.

The Company historically has relied upon external funding through equity subscriptions and debt borrowings to satisfy capital requirements and will continue to depend on this in the future to finance its development activities. There are no assurances that capital requirements will be met by these sources of financing as inherent risks, including commodity prices, financial market conditions and general economic factors could have a material adverse effect on the Company’s growth strategy, results of operations and financial condition.

Outlook

The Company continues with basic mine engineering paralleling with final design and equipment procurement activities such as updating of equipment delivery dates and sending out request for quotes for flotation cells, vertimills, thickeners, conveyor systems for the dry stack tails, cyclone feed pumps online samplers and the main transformers. Ongoing discussions with vendors are being held with respect to transportation storage, off loading facilities and smelters for the copper and moly concentrates as well as freight being delivered during the construction phase of the project.

The Company continues with the federal, state, and local regulatory approval process. The process relies on completion of an Environmental Impact Statement which is being managed by the United States Forest Service (the “Forest Service”). The approval process is expected to be completed with a ROD scheduled in July 2010. The ROD will be issued by the Forest Service and Bureau of Land Management for mining activities on public land and the Army Corps of Engineers for impact of mining activities on waters of the United States.

The Company’s community relations campaign of meeting with community leaders, neighbourhood groups and public tours of the Rosemont project site will continue over the next year to promote the economic benefits and the Company’s plans on alleviating the impact of mining activities to the environment.

In the second quarter of 2008 the Company retained TD Securities Inc. as its financial advisor to assist in the evaluation of merger, acquisition and potential project joint venture ("JV") interests. Current discussions, outside of the TD Securities mandate, with commodity trading companies, copper smelting companies and project finance banks are being pursued with a goal of securing financing for the development and construction of the Rosemont Copper project.

Related party transactions

The Company shares rent and administrative services with two companies, related by common directors and officers. During the six months ended June 30, 2009, the Company charged $207,797 (2008 - $234,743) to these companies for rent and administrative services. As at June 30, 2009, $243,717 (December 31, 2008 - $239,724) of accounts receivable was due from these two related companies and were repaid subsequent to June 30, 2009.

Also included in accounts receivable at June 30, 2009 is $82,339 (December 31, 2008 - $63,153) due from an Officer of the Company and companies related to the Officer.

Included in accounts payable and accrued liabilities at June 30, 2009 was $12,129 (December 31, 2008 - $75,290) due to an Officer of the Company for accrued salary.

All related party transactions are recorded at fair value.

Proposed transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Share capital information

As at the date of this report, the Company had an unlimited number of common shares authorized for issuance, with 92,151,261 common shares issued and outstanding, 8,485,800 stock options outstanding with a weighted average exercise price of Cdn$2.11 per option and 3,417,000 share purchase warrants outstanding at an exercise price of Cdn$2.30 per warrant.

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk and liquidity risk.

a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign currency exchange rates. The Company operates in Canada and the United States and a significant portion of its expenses are incurred in U.S. dollars. Historically, the Company’s primary source of financing is through the issuance of equity capital, which, has always been in Canadian dollars. A significant change in the currency exchange rate between the Canadian dollar relative to the U.S. dollar could have an adverse affect on the Company’s results of operations, financial position and cash flows. The Company has not hedged its exposure to currency fluctuations. As at June 30, 2009, the Company is exposed to currency risk through the following assets and liabilities:

in Canadian dollars	June 30, 2009	December 31, 2008
Cash and cash equivalents	$336,476	$3,620,666
Accounts receivable	$401,622	$363,226
Prepaids and deposits	$8,109	$10,511
Accounts payable and accrued liabilities	$367,692	$630,027

Based on the Company’s net exposure of Canadian dollar denominated financial assets and liabilities as at June 30, 2009, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase (decrease) of approximately $30,000 in the Company’s net loss.

b)	Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held through large Canadian financial institutions and invested in short-term guaranteed investment certificates or banker’s acceptance.

Other assets relate primarily to a long term receivable from Ely Gold & Minerals Inc. (“Ely”) which is to be paid over the next four years and the Ely warrants are exercisable into Ely common shares at a price of Cdn$0.50 per warrant until August 28, 2009. In the event that Ely does not make the required scheduled payments, the Company can take the common shares of DI Minerals Inc. or the properties sold to Ely.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

The Company’s wholly owned subsidiary, Rosemont Copper Company, has a $40 million Loan Facility with Sumitomo maturing on June 17, 2010. Although the Company is in discussions with Sumitomo on extending the maturity date, it is not possible to predict the outcome of these discussions.

To meet its current obligations, the Company expects to close the Offering in August 2009 with a syndicate of underwriters for the issuance of, including the exercise of an over-allotment option of 1,857,000 common shares, 14,237,000 common shares at a price of Cdn$2.02 for gross proceeds of Cdn$28,758,740. As well, the Company is engaged in ongoing discussions with a number of financial institutions and other intermediaries regarding financing alternatives to advance the Rosemont project from permitting to construction. While the Company continues to seek alternative financing arrangements, it is not possible to predict whether these efforts will be successful.

Adoption of new accounting standards

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosures of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period, (“EIC-27”) was withdrawn.

The standard was effective for our fiscal year beginning on January 1, 2009. Adoption of this standard did not have any effect on our financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities.

The standard is effective for our fiscal year beginning on January 1, 2009 and the adoption of EIC-173 did not have any effect on the Company’s financial statements.

Mining Exploration Costs

In March 2009, CICA issued EIC-174, “Mining Exploration Costs”. EIC-174 provides guidance on the accounting and impairment review of exploration costs. This standard is effective for our fiscal year beginning on January 1, 2009. The application of EIC-174 did not have any effect on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective for fiscal years beginning on or after January 1, 2011. The Company will begin reporting its financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require restatement, for comparative purposes, of amounts reported by the Company for its year ended December 31, 2010, and of the opening balance sheet as at January 1, 2011.

The Company has commenced its analysis of potential IFRS differences with a view of assessing the impact of the transition to IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS. The impact on the future financial position and results of operations is not reasonably determinable. The Company is continuing to assess the level of additional disclosure that will be required as well as system changes that may be necessary to gather and process the required information.

Disclosure Controls

There have been no changes in the Company’s disclosure controls during the three and six months ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, its disclosure controls.

Internal Control over Financial Reporting

Management is responsible for establishing adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well the system is designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in the Company’s internal control over financial reporting during the three and six months ended June 30, 2009 that have materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s prospectus dated August 6, 2009 and in the documents incorporated by reference therein. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States